SEC Mail Processing Section
FEB 26 2009
Washington, DC
105

09040335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Highland Capital Management, LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1803 West Autumn Lane
(No. and Street)

Ft. Wayne (City) Indiana (State) 46845 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff O'Brien (312) 362-3290
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

VL

OATH OR AFFIRMATION

I, Jeff O'Brien, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Highland Capital Management, L.P.** as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

Jeff O'Brien
Signature

member of General Partner, Glenfinnan Capital LLC
Title

Janet M. Herr
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Partners' Capital
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Highland Capital Management, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Highland Capital Management, L.P. (an Illinois Limited Partnership) as of December 31, 2008, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Capital Management, L.P. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 5, 2009

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash in bank	$	18,306,645
Due from clearing broker		1,499,417
Securities owned, at market		
Equities		2,150,343
Options		1,012
Foreign taxes withheld receivable		346,303
Other assets		10,000
TOTAL ASSETS	$	22,313,720

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Equities sold, not yet purchased, at market	$	647,053
Accrued expenses		42,958
Advance subscription		250,000
Total Liabilities		940,011
PARTNERS' CAPITAL		
General partner		248,944
Limited partners		21,124,765
Total Partners' Capital		21,373,709
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	22,313,720

See accompanying notes.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUES	
Firm trading	$ 2,365,993
Interest and dividend income	1,518,419
	3,884,412
Interest and dividend expense	(118,053)
Net Revenues	3,766,359
EXPENSES	
Commissions, floor brokerage and exchange fees	135,570
Communications and publications	26,244
Professional fees	28,013
Office rent	16,396
Clerks	197,602
Other	27,615
Total Expenses	431,440
NET INCOME	3,334,919
General partner special allocation	(1,146,088)
Net income available for pro rata distribution to all partners	$ 2,188,831

See accompanying notes.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2008

	General Partner	Limited Partners	Total
Partners' capital at December 31, 2007	$ 385,255	$ 15,448,563	$ 15,833,818
Partners' contributions	-	4,423,709	4,423,709
Partners' withdrawals	(1,282,399)	(936,338)	(2,218,737)
Allocation of net income Special allocation	1,146,088	-	1,146,088
Net income available for pro rata distribution	-	2,188,831	2,188,831
Partners' capital at December 31, 2008	$ 248,944	$ 21,124,765	$ 21,373,709

See accompanying notes.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES		
Net income	$	3,334,919
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Due from broker		4,647,962
Securities owned, net		8,211,102
Foreign taxes withheld receivable		(346,303)
Other assets		1,518
Increase (decrease) in operating liabilities:		
Accrued expenses		(900)
Total Adjustments		12,513,379
NET CASH PROVIDED BY OPERATING ACTIVITIES		15,848,298
FINANCING ACTIVITIES		
Partners' capital contributions		4,423,709
Advance subscriptions		250,000
Partners' capital withdrawals		(2,218,737)
NET CASH PROVIDED BY FINANCING ACTIVITIES		2,454,972
NET INCREASE IN CASH		18,303,270
CASH BALANCE, BEGINNING OF YEAR		3,375
CASH BALANCE, END OF YEAR	$	18,306,645
Supplemental Cash Flow Information:		
Cash payments for interest during the year	$	36,948
Cash payments for taxes during the year	$	0

See accompanying notes.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

(1) *NATURE OF BUSINESS*

Highland Capital Management, L.P. (the "Company") is a limited partnership formed under the Illinois Revised Uniform Limited Partnership Act to trade and invest in securities and is a registered securities broker-dealer and member of the Chicago Stock Exchange.

(2) *SUMMARY OF SIGNIFICANT POLICIES*

Securities owned and securities sold, not yet purchased, are carried at quoted market values. Securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *LIMITED PARTNERSHIP AGREEMENT*

The income or loss of the Company is allocated among the partners based on their capital accounts at the beginning of each accounting period, in accordance with the partnership agreement.

The General Partner, Glenfinnen Capital, L.L.C., receives a special allocation of profits based on quarterly profits earned on funds contributed by Limited Partners. In accordance with the partnership agreement, the General Partner's special allocation is calculated on quarterly profits exceeding a high water mark.

(4) *INCOME TAXES*

No provision is made for federal income taxes as the income or loss of the Company flows directly through to the income tax returns of the individual partners.

(5) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity and index options and short stock.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2008, the Company had no open derivative financial instruments.

In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

At December 31, 2008, two significant credit concentrations existed. They consisted of the carrying value of the net equity of the Company's trading account carried with the its clearing broker, Goldman Sachs, of approximately $3 million, and, the portion of its cash balance maintained at J.P. Morgan Chase Bank N.A. in excess of the Federal Deposit Insurance Corporation coverage which approximates $18 million. Management monitors the creditworthiness of these financial institutions and does not consider any credit risks associated with these assets receivable to be significant.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of approximately $20,678,000 which exceeded requirements by approximately $20,578,000. The Company's net capital ratio was less than 1 to 1.

(7) OPERATING LEASES

The Company has signed an office space lease on a month to month basis. The total rent paid during the year ended December 31, 2008 was $16,396.

(8) SUBSEQUENT EVENTS

Between January 1, 2009 and February 5, 2009, there were Limited Partners' contributions and withdrawals of $2,490,000 and $944,517, respectively.

SUPPLEMENTARY INFORMATION

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2008

NET CAPITAL		
Partners' capital		$ 21,373,709
LESS:		
Non-allowable assets		
Foreign taxes withheld receivable	$ 346,303	
Other assets	10,000	(356,303)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		21,017,406
Haircuts on securities		
Trading and investment securities haircuts	$ 339,111	
Undue concentration charges	-	(339,111)
NET CAPITAL		$ 20,678,295
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6-2/3% of aggregate Indebtedness or $100,000)		$ 100,000
EXCESS NET CAPITAL		$ 20,578,295
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accrued expenses		$ 42,958
TOTAL AGGREGATE INDEBTEDNESS		$ 42,958
Ratio of aggregate indebtedness to net capital		< 1:1

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

Highland Capital Management, L.P.
(an Illinois Limited Partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners of
Highland Capital Management, L.P.
Chicago, Illinois

In planning and performing our audit of the financial statements of Highland Capital Management, L.P. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Highland Capital Management, L.P., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that Highland Capital Management, L.P., although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2008, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Stock Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
February 5, 2009

HIGHLAND CAPITAL MANAGEMENT, L.P.
(an Illinois Limited Partnership)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2008